UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 1, 2022

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1. Receipt of Tax Audit Report

On July 1, 2022, Forward Pharma GmbH (“FP GmbH”), a subsidiary of Forward Pharma A/S (the “Company” and, collectively with FP GmbH, the “Group”), received a tax audit report from the German tax authorities in connection with FP GmbH’s 2017 German income tax filing (the “Report”) after the conclusion of the tax audit covering the years 2013 through 2017. The Report supersedes the preliminary audit assessment received on May 21, 2021 and asserts that FP GmbH’s taxable income in 2017 was 271.6 million EUR ($283.1 million based on the July 1, 2022 exchange rate), which is an increase of taxable income of 252.9 million EUR ($263.6 million based on the July 1, 2022 exchange rate) compared to FP GmbH’s 2017 tax filing position. FP GmbH’s effective tax rate in Germany is approximately 32%.

The Group continues to disagree with the positions taken by the German tax authorities. Additional taxes will not become due until one month after the tax levy (based on the Report) is received. Management anticipates that the tax levy will be issued by the German tax authorities imminently. Based on the Report, it is estimated that the ultimate net impact of any tax levy by the German tax authorities on the Group’s liquidity could be up to 21.3 million EUR ($22.2 million based on the July 1, 2022 exchange rate) before applicable interest and/or penalties. This estimate is subject to several assumptions, including the Group’s ability to obtain relief from double taxation.

Based on recent discussions with the Group’s tax advisors, the Company’s management continues to believe that it is probable (i.e., more likely than not) that FP GmbH will not be required to pay additional taxes to the German tax authorities upon the conclusion of a Mutual Agreement Procedure (“MAP”) and/or litigation against the German tax authorities. Even in a case where FP GmbH would have to pay additional taxes in Germany, the Company expects that the overall net cash tax impact to the Group would in whole or in part be mitigated by a reduction in taxes in Denmark after conclusion of a MAP between Denmark and Germany. Such determination is inherently subjective and, if it is incorrect, then FP GmbH may be subject to significant additional tax levies that could have a material negative effect on the Group’s consolidated financial position, operating results and cash holdings. FP GmbH does not have sufficient liquidity or any other assets enabling it to pay a material tax levy upon issuance by the German tax authorities.

In order to put the Group in the best position to defend the disputed tax filing position and in anticipation of the receipt of the tax levy from the German tax authorities, FP GmbH submitted an application to request that the German courts allow FP GmbH to enter into debtor-in-possession (“DIP”) proceedings on April 28, 2022. DIP proceedings have been opened in a German insolvency court (the “Court”) and are in the preliminary stage (“Preliminary DIP Proceedings”) until the Court approves FP GmbH’s application to enter into DIP proceedings. While in Preliminary DIP Proceedings, FP GmbH’s management continues to oversee the day-to-day operations of FP GmbH and retains the ability to initiate and manage a MAP and/or litigation against the German tax authorities, while a Court-appointed supervisor monitors the activities of FP GmbH.

Management is unable to predict when or if the Court will approve FP GmbH’s application to enter DIP proceedings. If FP GmbH is unable to remain in Preliminary DIP Proceedings and enters into (ordinary) DIP proceedings, FP GmbH’s management – under the supervision of a Court-appointed administrator – continues to oversee the day-to-day operations of FP GmbH; if DIP proceedings are rejected, FP GmbH would likely enter into ordinary insolvency proceedings, at which time a Court-appointed insolvency administrator would take over the day-to-day operations of FP GmbH and management would no longer control FP GmbH. The loss of control of FP GmbH could negatively impact management’s ability to defend FP GmbH’s 2017 tax filing position and dispute the allegations made by the German tax authorities in the Report. Subject to the Court’s determination regarding entry into DIP proceedings, management of FP GmbH intends to take all available steps to avoid entering into ordinary insolvency proceedings.

In the event FP GmbH is required to pay a material tax levy upon the conclusion of the tax dispute in Germany, FP GmbH would likely be deemed insolvent under German insolvency law, which would force FP GmbH into insolvency proceedings. Insolvency proceedings would have a material negative effect on FP GmbH and the Company’s consolidated financial position, operating results, and cash holdings. The time period to ultimately resolve the tax dispute with the German tax authorities, including the completion of a MAP and/or litigation against the German tax authorities, is currently unknown; however, management does not believe the dispute will conclude within the next twelve months and reaching a conclusion could require three years or more.

For more information regarding the tax audit in Germany, DIP and MAP proceedings, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 and the consolidated financial statements included therein.

Certain statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “estimate,” “would,” “may,” “plan,” and “potential.” Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of the Company’s assumptions underlying these forward-looking statements and include, among others, risks related to the following: the Group’s ability to defend its tax filing positions; the timing for receipt of the final tax levy; the timing for ultimate resolution of the tax dispute; the impact of bankruptcy proceedings on the Company and FP GmbH; the ability of FP GmbH to avoid insolvency; the outcome of the DIP proceedings; the sufficiency of the Company’s cash resources; the estimated impact of the final tax assessment on the Company’s liquidity; the availability of relief to avoid double taxation; and the likelihood that FP GmbH will be required to pay additional taxes. Certain of these and other risk factors are identified and described in detail in certain of the Company’s filings with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: July 7, 2022	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer